UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                               May 2, 2019

  By E-Mail

  Aneliya S. Crawford, Esq.
  Schulte Roth & Zabel LLP
  919 Third Avenue
  New York, NY 10022

          Re:     MiMedx Group, Inc.
                  Soliciting Materials filed pursuant to Rule 14a-12 on April 29, 2019
                  Filed by Parker H. Petit, David J. Furstenberg, and Shawn P. George
                  File No. 001-35887

  Dear Ms. Crawford:

          We have reviewed your filing and have the following comments.

  1. Please revise the answer to the question "Which directors will be elected at the June 17th
          Annual Meeting?" to remove the possibility that more than three directors will be elected.
          We note that the court order is limited to the three seats designated as Class II directors.
          Please ensure that if the disclosure referenced in this comment letter is revised in additional filings you also make the revisions to the materials on your website.

  2. Please revise in future soliciting materials your reference to the "2019 MiMedx Annual
          Meeting." We note that the court's order relates to the 2018 annual meeting.

  3. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. With a view toward revised disclosure, provide support for your statement that your nominees "would bring much needed operational, financial and governance expertise to the Board."

          Please direct any questions to me at (202) 551-3619.

                                                               Sincerely,

                                                               /s/ Daniel F.
Duchovny
                                                               Daniel F.
Duchovny
                                                               Special Counsel
                                                               Office of
Mergers and Acquisitions